news release

Zi triumphs in Handango Awards 2005

eZiTapTM FEP wins Best Application for Life category

Calgary, AB, Canada-July 14, 2005-Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that its innovative text entry solution eZiTapTM FEP has won the Handango Champion Awards 2005 'Best Application for Life' for the Symbian OS UIQ category. The Award was presented at the Handango Partner Summit in Miami, Florida late last month. Confirming Zi's industry leading position, the company's advanced handwriting recognition software, Decuma Alphabetic, was nominated for 'Best New Application' in the same category.

"Zi is delighted with its success in the prestigious Handango Champion Awards of 2005. Winning the Award with eZiTap FEP and having Decuma Alphabetic as a finalist is a major achievement," said Milos Djokovic, chief operating officer, Zi Corporation. "This success is recognition by consumers and the wireless industry of the key role that Zi's innovative text input technologies plays in the mobile market."

Now in their fifth year, the Handango Champion Awards were created to recognize outstanding mobile software developers and their applications. Finalists are nominated, and voted for, by customers and the winners are chosen by a panel of industry experts and members of the media.

"The Handango Champion Awards are the Oscars of the mobile software industry," said Clint Patterson, vice president of marketing for Handango, "Zi is to be congratulated for having two products nominated and then for winning 'Best Application for Life' for UIQ with eZiTap FEP."

"The Award of 'Best Application for Life' to Zi's eZiTap FEP confirms the importance of well thought out text input interfaces in driving usage of the growing range of mobile applications and services now available on smartphones," said Peter Wikström, Head of Developer Program at UIQ Technology. "Futhermore, we see the award as a sign of quality and acknowledgement of the growing UIQ developer community."

To trial or purchase eZiTap FEP or Decuma, please visit Handango.com, My-Symbian.com and other Handango affiliate portals. For additional product information, visit www.zicorp.com.

About the Products
The eZiTap FEP is a downloadable version of Zi's embedded eZiTap software and serves as a front end processor (FEP) to offer predictive text entry through the phone's virtual keyboard. The download version is available for Sony Ericsson's series of P800, P900 and P910 Symbian UIQ smartphones.

The Decuma Alphabetic handwriting recognition software provides fast and natural handwriting input, enabling users to focus on the content rather than the writing. Users can closely mimic writing with pen and paper, with letters and words being written and interpreted in a natural flow, allowing for easy editing and correction. The Decuma Alphabetic download is available for Palm OS 5, Pocket PC devices as well as Sony Ericsson's series of P800, P900 and P910 Symbian UIQ smartphones.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new QixTM service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 950 8399

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

For UIQ Technology:

Ann Häljesgård
UIQ Technology
Marketing Communications Manager
ann.haljesgard@uiq.com
+46 457 46 47 00